FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒.....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:

Ing. Alonso Quintana
(5255) 5272-9991 x3653	in the United States:
alonso.quintana@ica.com.mx	Zemi Communications

Lic. Paloma Grediaga	Daniel Wilson
(5255) 5272-9991 x3664	(212) 689-9560
paloma.grediaga @ica.com.mx	dbmwilson@zemi.com

ICA ANNOUNCES THE SIGNING OF THREE CONTRACTS IN MEXICO CITY FOR A TOTAL OF Ps. 573.7 MILLION

Mexico City, January 9, 2006 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today the signing of three contracts for the execution of three urban projects in Mexico City for a total of Ps. 573.7 million. The contracts are:

1.	Construction of the Taxqueña–Eje 3 Oriente Traffic Distributor, located in the Iztapalapa and Coyoacán districts. The government of Mexico City, through its Ministry of Public Works and Services, in a public bidding process, awarded ICA a contract for the construction of the traffic distributor at the intersection of Taxqueña Avenue and the Eje 3 Oriente. The traffic distributor will be constructed with a deep foundation of 890 pilings and other foundation works made of support craddles, a structure of columns and prefabricated post-stressed supports, concrete and steel parapets, paving, and installations. The unit price contract for Ps. 195.1 million began in December 2005 and will be executed over a period of 307 days.

2.	Integrated project for the construction of a 120-bed general hospital, in the Alvaro Obregón district. The government of Mexico City, through its Ministry of Public Works and Services, in a public bidding process, awarded ICA a contract for the design of the master plan, construction, supply and installation of permanent equipment, medical equipment, medical and administrative furnishings, communications equipment, training and putting into operation of the 120-bed general hospital. The hospital will offer gynecological, internal medicine, general surgery, emergency, and auxiliary diagnostic and treatment services. The contract also includes a waste water treatment plant and agitation tank. The project will take place in a 21,510 m2 lot, with a constructed space of 13,400 m2 and 250 parking spaces. The fixed price, fixed term contract for Ps. 294.9 million began in December 2005 and will be executed over a period of 338 days.

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PRESS RELEASE

3.	Construction of the Swimming and Diving Pools of the National Center for Talent and High Performance, located in the Ciudad Deportiva Magdalena Mixiuhca in the Iztacalco district. The Administrative Committee of the Federal Program for School Construction, in a public bidding process, awarded ICA a contract for the construction of the building where the swimming and diving pools will be located. The building will have a three-dimensional structure of 6,580 m2 and the requisite equipment. The unit price contract for Ps. 83.7 million began in December 2005 and will be executed over a period of 224 days.

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ICA, the largest engineering, construction, and procurement company in Mexico, was founded in 1947. ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. For more information please visit our website at: www.ica.com.mx

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2006

Empresas ICA, S.A. de C.V.

/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Vice President, Finance